UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.6)

DST Systems, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

233326107

(CUSIP Number)

Douglas N. Beck
151 Detroit Street
Denver, Colorado 80206
(303) 691-3905
(303) 394-7714 (facsimile)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 4 Pages)

CUSIP No. 233326107			Page 2 of 5

1.	Name of Reporting Person: Janus Capital Group Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): Not applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ Not applicable

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒ Excludes 46,484 shares beneficially owned by the directors and officers of the Reporting Person

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

2

CUSIP No. 233326107	Schedule 13D	Page 3 of 5 Pages

Preliminary Statement

     This Amendment No. 6 to Schedule 13D (the “Amendment”) is filed on behalf of Janus Capital Group Inc. (“Janus”), a Delaware corporation formerly known as Stilwell Financial Inc. Reference is made to the initial statement on Schedule 13D filed on July 10, 2000, amended as of December 12, 2001, January 10, 2003, September 10, 2003, November 19, 2003 and December 10, 2003 (the “Janus Statement”). The Janus Statement is hereby further amended and supplemented as follows:

     Item 4. Purpose of Transaction

     The disclosure in Item 4 is hereby amended and supplemented by adding the following:

     On June 15, 2004, Janus sold its remaining 7,424,052 shares of DST Common Stock. Following this sale, Janus does not own any shares DST Common Stock.

     Item 5. Interest in Securities of the Issuer.

     Janus does not directly own any shares of Common Stock of DST.

     REPORTING PERSON

     (a) The responses to Items 11 and 13 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (a) of this Item 5.

     (b) The responses to Items 7, 8, 9 and 10 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (b) of this Item 5.

     (c) The Reporting Person had the following transactions in the Common Stock during the 60 days prior to the date of this Schedule:

     On June 15, 2004, Janus sold its remaining 7,424,052 shares of DST Common Stock at a price of $45.29 per share in a private transaction.

     (d) No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock.

     (e) Not applicable.

CUSIP No. 233326107	Schedule 13D	Page 4 of 5 Pages

DIRECTORS AND EXECUTIVE OFFICERS

	Total	Percent	Voting Power		Dispositive Power
Name	Owned	of Class	Sole	Shared	Sole	Shared
Directors (excluding executive officers who are directors)
Balser	4,644	*	4,644	0	4,644	0
Bills	0	0%	0	0	0	0
Burt	0	0%	0	0	0	0
Cox	0	0%	0	0	0	0
Craig	0	0%	0	0	0	0
Gatzek	0	0%	0	0	0	0
Rowland	41,840	*	41,840	0	41,840	0
Skidelsky	0	0%	0	0	0	0
Executive Officers
Scheid	0	0%	0	0	0	0
Black	0	0%	0	0	0	0
Miller	0	0%	0	0	0	0
Zimmerman	0	0%	0	0	0	0
Starr	0	0%	0	0	0	0
Hudner	0	0%	0	0	0	0
Beery	0	0%	0	0	0	0
Luoma	0	0%	0	0	0	0
Frost	0	0%	0	0	0	0
Belgrad	0	0%	0	0	0	0

                                        *Less than one percent.

     None of the above named directors or executive officers have had any transactions in the Common Stock of DST during the 60 days prior to the date of this Schedule.

     No person, other than the respective directors or executive officers, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by such director or officer.

CUSIP No. 233326107	Schedule 13D	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2004

Janus Capital Group Inc.
By:	/s/ Loren M. Starr
	Name:	Loren M. Starr
	Title:	Senior Vice President and Chief Financial Officer